UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-12111

                           NOTIFICATION OF LATE FILING
                           ---------------------------

(Check One):


[X] Form 10-K       [] Form 11-K        [ ] Form 20-F          [ ] Form 10-Q


         For Period Ended:     December 31, 2006


[]       Transition Report on Form 10-K    []     Transition Report on Form 10-Q


[]       Transition Report on Form 20-F    []    Transition Report on Form N-SAR


[]       Transition Report on Form 11-K


       For Transition Period Ended:
                                   ---------




Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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

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Part I -          Registrant Information
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Full Name of Registrant:     Pediatrix Medical Group, Inc.
                             -----------------------------

Former Name if Applicable:
                          ------------------

Address of Principal Executive Office (Street and Number): 1301 Concord Terrace
                                                         -----------------------

City, State and Zip Code: Sunrise,  Florida  33323
                          ------------------------


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Part II -         Rule 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[]             (b)    The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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Part III -        Narrative
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                             See Attachment A hereto
                             -----------------------

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

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Part IV -         Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

               Karl B. Wagner,
           Chief Financial Officer         (954)                  384-0175
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                  (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                             []     Yes        [X]   No

The registrant has not yet filed its Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006 for the same reasons noted in Attachment A that have delayed this filing.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X]     Yes        []    No



         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment B hereto.

                                 Pediatrix Medical Group, Inc.
                                 -----------------------------
                          (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 1, 2007                      By:  /s/ Karl B. Wagner
                                               -------------------
                                          Name:  Karl B. Wagner
                                          Title: Chief Financial Officer


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

                           ATTACHMENT A TO FORM 12b-25


                 Form 10-K for the Year Ended December 31, 2006

PART III - NARRATIVE

         Although the management of Pediatrix Medical Group, Inc. (the "Registrant") has been working diligently to complete all required information for its Form 10-K for the year ended December 31, 2006 (the "Form 10-K"), the Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant's inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

         As disclosed in the Registrant's Form 8-K filed with the Securities and Exchange Commission on March 1, 2007 (the "Form 8-K"), although the Audit Committee of its Board of Directors (the "Audit Committee") has not completed its work or reached final conclusions with respect to its previously disclosed independent review of the Registrant's practices relating to its stock option grants, management has concluded, and the Audit Committee has approved the conclusion, that the Registrant's financial statements for the fiscal years ended December 31, 1995 through and including 2005, the interim periods contained therein, and the fiscal quarter ended March 31, 2006 and all earnings and press releases and similar communications issued by the Registrant relating to periods commencing on January 1, 1995 and ending on March 31, 2006 should no longer be relied upon and that its financial statements will need to be restated. The restatement is expected to include additional non-cash compensation expense and the resulting tax and accounting impact. The Registrant has not completed its determination of the amount of such charges or which periods may require restatement. Consequently, although the Registrant issued a press release on February 15, 2007 (the "Press Release"), announcing revenues and other selected unaudited financial information for the year ended December 31, 2006, the Registrant is unable to file the Form 10-K by the required filing date of March 1, 2007. Based on the status of the review to date, the Registrant currently anticipates that it will not be able to file the Form 10-K on or before the 15th calendar day following the prescribed due date according to Rule 12b-25 under the Securities Exchange Act of 1934.


                           ATTACHMENT B TO FORM 12b-25

         As reported in the Press Release, the Registrant expects to report the following significant changes in its results of operations in the Form 10-K: (i) an increase in net patient service revenue of 19% from $177.7 million to $211.3 million for the three months ended December 31, 2006 compared to the same period in 2005 and (ii) an increase in net patient service revenues of 18% to $818.6 million for fiscal year 2006 compared to fiscal year 2005. Because the Audit Committee has not yet completed its review of the Registrant's practices relating to its stock option grants and reached final conclusions with respect thereto, at the date hereof, the Registrant is unable to determine if any other significant change in its results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K.


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